5
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001128312
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Ohio Casualty Corporation
  0000073952
  <IRS-NUMBER>31-0783294
</SUBJECT-COMPANY>
<PERIOD>12/31/02

5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)

   SLONEKER III, HOWARD L
   6533 HERITAGE CLUB DR
   MASON, OH  45040

2. Issuer Name and Ticker or Trading Symbol

   Ohio Casualty Corporation (OCAS)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year

   12/31/02

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)

   Sr. Vice President
   Director

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person


Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     432,938        D  Direct
Common Stock                                                                                     5,932          I  Employee Savings
                                                                                                                   Pln
Common Stock                                                                                     119            I  Spouse as
                                                                                                                   custodian
Common Stock                                                                                     2,432          I  by Daughter
Common Stock                                                                                     2,432          I  by Son
Common Stock                                                                                     2,432          I  by Spouse
Common Stock                                                                                     796,826        I  by Trust


Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $17.5000                                                                   01/23/97     01/23/06
to buy)
Incentive Stock Option (right  $17.7000        02/21/02       A         10,900                            (1)          02/21/12
to buy)
Incentive Stock Option (right  $20.3438                                                                   02/18/00     02/18/09
to buy)
Non-Qualified Stock Option     $8.9900                                                                                 06/01/11
(right to buy)
Non-Qualified Stock Option     $12.3750                                                                   02/28/01     02/28/10
(right to buy)
Non-Qualified Stock Option     $13.1250                                                                   03/23/01     03/23/10
(right to buy)
Non-Qualified Stock Option     $17.5000                                                                   01/23/97     01/23/06
(right to buy)
Non-Qualified Stock Option     $20.3438                                                                   02/18/00     02/18/09
(right to buy)
Non-Qualified Stock Option     $20.6875                                                                   02/20/98     02/20/07
(right to buy)
Non-Qualified Stock Option     $23.4688                                                                   02/19/99     02/19/08
(right to buy)
Phantom Stock Units


Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   11,428                    11,428        D   Direct
to buy)
Incentive Stock Option (right  02/21/02  Common Stock                   10,900                    10,900        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   14,740                    14,740        D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   31,000                    31,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   15,000                    15,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   15,000                    15,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,906                     1,906         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   9,260                     9,260         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   20,000                    20,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   20,000                    20,000        D   Direct
(right to buy)
Phantom Stock Units                      Common Stock                   575                       575           I   Supplemental ESP


Explanation of Responses:

(1)  Granted pursuant to the Ohio Casualty Corporation 1993 Stock Incentive Plan; option vests in three equal annual installments beginning on February 21, 2003.

-    The phantom stock units were acquired under Ohio Casualty Corporation's Supplemental Executive Savings
     Plan and will be settled upon the reporting person's retirement or other termination of service.



SIGNATURE OF REPORTING PERSON

/S/ SLONEKER III, HOWARD L

DATE 02/05/03